                                    FORM T-3
             [As last amended in Release No. 39-170, May 7, 1962.]

                                  FACING SHEET

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                AMENDMENT NO. 1
                                       TO
                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                          TRUST INDENTURE ACT OF 1939

                          Altiva Financial Corporation
             ------------------------------------------------------
                              (Name of Applicant)

               1000 Parkwood Circle, 6th Floor, Atlanta, GA 30339
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS                                                    AMOUNT
--------------                                                --------------
                                                              $   19,382,000
12% Secured Convertible Senior Notes
due 2006

       Approximate date of proposed public offering:   NOT APPLICABLE.

       Name and address of agent for service:
                                         J. Richard Walker
                                         Executive Vice President and
                                         Chief Financial Officer
                                         Altiva Financial Corporation
                                         1000 Parkwood Circle
                                         6th Floor
                                         Atlanta, Georgia 30339

                                         With a copy to:

                                         John D. Capers, Jr.
                                         King & Spalding
                                         191 Peachtree Street
                                         Atlanta, Georgia 30303
THE APPLICANT HEREBY AMENDS THIS APPLICATION FOR QUALIFICATION ON SUCH DATE AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL:(I) THE 20TH DAY AFTER THE FILING OF A FURTHER AMENDMENT WHICH SPECIFICALLY STATES IT SHALL SUPERCEDE THIS AMENDMENT, OR (II) SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 307(A) OF THE ACT, MAY DETERMINE UPON WRITTEN REQUEST OF THE APPLICANT.

                                    GENERAL

       1. General information.   Furnish the following as to the applicant:

       (a) Form of organization. - A corporation.

       (b) State or other sovereign power under the laws of which organized.
 - Delaware.

       2. Securities Act exemption applicable.   State briefly the facts relied
upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

       The applicant relies upon the exemption from registration requirements of the Securities Act of 1933 provided by section 3(a)(9) thereunder, in connection with an exchange offer (the "Exchange") under which holders of the applicant's outstanding 12 1/2% Subordinated Notes due 2001 (the "Subordinated Notes"), of which $30.5 million of principal amount is currently outstanding, will be given the opportunity to exchange such outstanding Subordinated Notes for new 12% Secured Convertible Senior Notes due 2006 (the "Exchange Notes"). If all of the outstanding Subordinated Notes participate in the Exchange, approximately $19.4 million principal amount of Exchange Notes and 6,428,000 shares of Common Stock will be issued. No commission or similar variable type of remuneration has been or will be paid or given directly or indirectly for soliciting such exchange. The applicant expects that shortly before consummation of the Exchange, the applicant will sell $14.0 million principal amount of 12% Secured Convertible Senior Notes (the "Convertible Notes") to Value Partners, Ltd. The applicant has engaged Carl Marks, an investment banking firm, to provide certain services in connection with the Exchange. Carl Marks has performed the following services for the applicant: (1) financial analyses; (2) assisted in the formulation of restructuring alternatives, and (3) communicated the proposed terms of the Exchange to one institutional holder of the Subordinated Notes. Carl Marks will not issue a fairness opinion in connection with the Exchange and will not solicit tenders of the Subordinated Notes. No cash payment will be made to or by any holder of the Subordinated Notes in connection with such holder's participation in the Exchange.

                                  AFFILIATIONS

       3. Affiliates.   Furnish a list or diagram of all affiliates of the
applicant and indicate the respective percentages of voting securities or other bases of control.

       The following subsidiaries are wholly-owned by the applicant:

       - The Money Centre, Inc., a North Carolina Corporation. The Money Centre, Inc. has one wholly-owned subsidiary, Mortgage Securities, Inc., a North Carolina Corporation; and

       - Mego Mortgage Home Loan Acceptance Corp., a Delaware Corporation which is inactive.

       See Item 4 for "Directors and Executive Officers" of the Applicant, some of whom may be deemed to be "affiliates" of the Applicant by virtue of their positions.

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

                             MANAGEMENT AND CONTROL

       4. Directors and executive officers.   List the names and complete
mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to held by each person named.

            NAME                      ADDRESS                  OFFICE
            ----                      -------                  ------
Edward B. "Champ" Meyercord    1000 Parkwood Circle,  Chairman of the Board
                               6th Floor,             Chief Executive Officer
                               Atlanta, GA 30339

Spencer I. Browne              1000 Parkwood Circle,  Director
                               6th Floor,
                               Atlanta, GA 30339

Hubert M. Stiles               100 East Pratt         Director
                               Street,
                               Baltimore, MD 21202

David J. Vida, Jr.             1000 Parkwood Circle,  Director
                               6th Floor,
                               Atlanta, GA 30339

John D. Williamson             1000 Parkwood Circle,  Director
                               6th Floor,
                               Atlanta, GA 30339

J. Richard Walker              1000 Parkwood Circle,  Executive Vice President
                               6th Floor,             Chief Financial Officer
                               Atlanta, GA 30339

       5. Principal owners of voting securities.   Furnish the following
information as to each person owning 10 percent or more of the voting securities of the applicant.

                             As of January 17, 2000

-------------------------------------------------------------------------------
          NAME AND                 TITLE OF                     PERCENTAGE OF
          COMPLETE                  CLASS         AMOUNT      VOTING SECURITIES
       MAILING ADDRESS              OWNED          OWNED          OWNED(1)
    VALUE PARTNERS, LTD.             (2)         1,474,550          36.5
       4514 COLE AVE.,
          SUITE 808
      DALLAS, TX 75205

     CITY NATIONAL BANK              (3)         1,333,336          25.0
      25 GATEWATER RD.
      CHARLESTON, W.VA.
            25313

      SOVEREIGN BANCORP              (3)         1,333,336          25.0
    1130 BERKSHIRE BLVD.
       P.O. BOX 12646
     READING, PA. 19612

-------------------------------------------------------------------------------
          NAME AND                 TITLE OF                     PERCENTAGE OF
          COMPLETE                  CLASS         AMOUNT      VOTING SECURITIES
       MAILING ADDRESS              OWNED          OWNED          OWNED(1)
     Friedman, Billings,             (4)          974,245           21.6
     Ramsey Group, Inc.
     1001 19th St. North
    Arlington, Va. 22209
     Hubert M. Stiles/T.
     Rowe Price Recovery             (5)          675,569           16.6
        Fund II, L.P.
   100 East Pratt Street,
    Baltimore, Md. 21202
     Emanuel J. Friedman            Common        666,666           16.4
     1001 19th St. North            Stock
    Arlington, Va. 22209
-------------------------------------------------------------------------------

(1) Based on 4,062,697 shares of Common Stock outstanding as of January 17, 2000. Beneficial ownership calculated pursuant to Rule 13d-3 under the Exchange Act of 1934.
(2) Ownership includes shares of Common Stock issuable upon the conversion of 22,000 shares of Series A Preferred Stock ("Preferred Stock") of the applicant and shares 11,027 shares of Common Stock issuable upon the conversion of Convertible Notes.
(3) Ownership includes 666,670 shares of Common Stock issuable upon the conversion of Preferred Stock and 666,666 shares of Common Stock issuable upon the exercise of currently outstanding options.
(4) Ownership includes 535,910 shares of Common Stock and 438,335 shares of Common Stock issuable upon the conversion of Preferred Stock.
(5) Ownership includes 672,418 shares of Common Stock and 3,151 shares of Common Stock issuable upon the conversion of Convertible Notes.

                                  UNDERWRITERS

       6. Underwriters.   Give the name and complete mailing address of (a) each
person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

       [Item 6 as amended in Release No. 39-5, January 15, 1941.]

None.

                               CAPITAL SECURITIES

       7. Capitalization.   (a) Furnish the following information as to each
authorized class of securities of the applicant.

              As of January 17, 2000 (Insert date within 31 days)
--------------------------------------------------------------------------------

                                AMOUNT               AMOUNT
     TITLE OF CLASS           AUTHORIZED          OUTSTANDING
     --------------        -----------------   ------------------

Common Stock                  400,000,000           4,062,697

Series A Preferred Stock        5,000,000              56,409

12% Subordinated Notes
   due 2001                  $ 41,495,000         $30,500,000

--------------------------------------------------------------------------------

       (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

       The holders of the Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders. Such stockholders do not have cumulative voting rights in the election of directors. On any matter on which the holders of the Preferred Stock may vote, each holder is entitled to one vote for each share held. The holders of Preferred Stock may vote only as a separate class, and their votes will not be counted together with the holders of the Common Stock as a single class.

                              INDENTURE SECURITIES

       8. Analysis of indenture provisions.   Insert at this point the analysis
of indenture provisions required under section 305(a)(2) of the Act.

       The "Indenture" refers to an Indenture between Altiva Financial Corporation and United States Trust Company of New York, Trustee which governs the Exchange Notes. Definitions of capitalized terms used herein but not defined have the same meanings ascribed to them in the Indenture.

       The following analysis of the indenture provisions is required under
Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

       (i) Events of Default; Withholding of Notice

       An Event of Default is defined in the Indenture as:

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

       - default in the payment of interest on the Exchange Notes when due, continued for 30 days;
       - default in the payment of principal of and premium, if any, on any Exchange Note when due at its maturity date by acceleration or otherwise;
       - the failure by the Applicant to comply with any of its obligations in the covenants and other agreements contained in the Indenture, for a continued period of 60 days;
       - failure of the Applicant or any Subsidiary of the Applicant to make any payment, including any applicable grace period, in respect of principal or interest on any Indebtedness which results in Indebtedness in an amount in excess of $1,000,000;
       - default by the Applicant or a Subsidiary of the Applicant with respect to any Indebtedness of the Applicant or such Subsidiary, which results in acceleration of any such Indebtedness in an amount in excess of $1,000,000 without such Indebtedness having been discharged, or such acceleration having been rescinded or annulled, within the applicable grace period;
       - certain events of bankruptcy, insolvency or reorganization of the Applicant or a Subsidiary;
       - any judgment or decree for the payment of money in excess of $1,000,000 is rendered against the Applicant or a Subsidiary and remains outstanding for a period of 60 days following such judgment; or
       - the Trustee or the Holders of 25% in principal amount of the outstanding Exchange Notes notify the Applicant of its failure to observe the Covenants contained in any of the Collateral Documents (as defined in the Indenture) for a continued period of 30 days.

       If an Event of Default occurs and is continuing, the holders of at least 25% in principal amount of the outstanding Exchange Notes and the Convertible Notes, considered as a single class, by written notice to the Trustee, may declare the principal of the Exchange Notes and all of the interest accrued thereon to be due and payable immediately.

       (ii) Authentication and Delivery

       At any time and from time to time after the execution and delivery of this Indenture, the Applicant may deliver executed Exchange Notes to the Trustee for authentication, together with an order for the authentication and delivery of such Exchange Notes, and the Trustee in accordance with such order shall authenticate and deliver such Exchange Notes.

       No Exchange Note shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such Exchange Note a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature of a responsible officer of the Applicant, and such certificate upon any Exchange Note shall be conclusive evidence, and the only evidence, that such Exchange Note has been duly authenticated and delivered.

       (iii) Release or Release and Substitution of property subject to the lien of the Indenture

       The Applicant's obligations under the Indenture are secured pursuant to Security Agreements (the "Security Agreements") to be entered into with the holders of Exchange Notes who qualify as Qualified Institutional Buyers under Rule 144A of the Securities Act (QIBs) and with the holders of the Exchange Notes who are not QIBs. The Exchange Notes held by QIBs will be secured by a pledge of certain of the Applicant's mortgage-related securities and by a pledge of the capital stock of The Money Centre, Inc., the Applicant's wholly-owned subsidiary ("Money Centre"). The Exchange Notes held by Non-QIB's will be secured only by a pledge of the capital stock of Money Centre.

       The Security Agreements do not provide for the substitution of property subject to the liens of the Indenture. In addition, the Security Agreements do not provide for the release of collateral until the final payment in full of all amounts payable under the Indenture with respect to the exchange Notes.

       (iv) Satisfaction and Discharge of the Indenture

       The Applicant may, at the option of its Board of Directors, be discharged from its obligations with respect to all outstanding Notes and the Indenture (i.e. legal defeasance), provided that the Applicant has complied with the conditions below. The Applicant may also, at the option of its Board of Directors, be released from its obligations under the covenants (i.e. covenant defeasance) described under Article 9 of the Indenture.

       The following shall be the conditions precedent to legal or covenant defeasance:

       - the Applicant must irrevocably deposit in trust (i.e. the defeasement trust) with the Trustee unencumbered money or U.S. Government Obligations for the payment of principal of, premium, if any, and interest;
       - the Applicant must deliver to the Trustee an opinion of counsel to the effect that holders of the Exchange Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same time as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law);
       - no Default of Event of Default shall have occurred and be continuing on the date of deposit or within 91 days thereafter;
       - such legal or covenant defeasance shall not result in violation of, or constitute a default under any material agreement, other than the Indenture, to which the Applicant or any of its subsidiaries is bound; and
       - the Applicant will deliver to the Trustee (i) an opinion of counsel to the effect that as of the 91st day after deposit, the defeasement trust is not subject to any creditors' rights, (ii) an Officer's Certificate stating that the deposit was not made by the Applicant in an effort to evade the creditors' rights.

       (v) Evidence of Compliance with Conditions and Covenants of the Indenture.

       The Applicant will deliver to each holder of the Exchange Notes, within 90 days after the end of each fiscal year of the Applicant, an officer's certificate, signed by each of the Applicant's Chief Executive Officer and Chief Financial Officer, to the effect that they are aware of no condition or event which constitutes a Default or an Event of Default, or, if they are aware thereof, the nature thereof and what action the Applicant is taking or proposes to take with respect thereto.

       Promptly upon acquiring knowledge of any Default or Event of Default, the Applicant will promptly deliver to each holder of the Exchange Notes an officer's certificate specifying such Default or Event of Default and what action the Applicant is taking or proposes to take with respect thereto.

       Upon request, the Applicant will deliver to each Holder of at least $1.0 million aggregate principal amount of Exchange Notes, within 30 days after the end of each fiscal quarter of the Applicant, an officers' certificate, signed by the Applicant's Chief Executive Officer and Chief Financial Officer, which (i) sets forth in reasonable detail the calculations which demonstrate the Applicant's compliance with certain financial covenants set forth in the Indenture and (ii) to the effect that each officer is not aware of the occurrence or existence of any condition or event which constitute a Default or an Event of Default with respect to covenants regarding the corporate existence of the Applicant or the Money Centre, or, if they are aware thereof, the nature thereof and what action the Applicant is taking or proposes to take with respect thereto.

       Upon request, the Applicant will deliver to each holder of at least $1.0 million aggregate principal amount of Exchange Notes, within 30 days after the end of each calendar month, (i) an unaudited balance sheet and income statement showing the results of the Applicant's operations for such month, certified by an officers' certificate which is signed by the Applicant's Chief Financial Officer or Chief Accounting Officer, and (ii) certain other types of operating and financial information in respect of the period.

       9. Other obligors.   Give the name and complete mailing address of any
person, other than the applicant, who is an obligor upon the indenture securities.

None.

       Contents of application for qualification.   This application for
qualification comprises --

       (a) Pages numbered 1 to 8, consecutively.

       (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.

       (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

                                   SIGNATURE

       Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Altiva Financial Corporation, a corporation organized and existing under the laws of Delaware, has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Atlanta, and State of Georgia, on the 24th day of February, 2000.


(SEAL)                                                             By /s/ J. RICHARD WALKER
                                                       -------------------------------------------------
                                                                       J. Richard Walker
                                                         Executive Vice President and Chief Financial
                                                                            Officer

Attest

              By /s/ ROBERT H. CHASTAIN
  -------------------------------------------------
                 Robert H. Chastain
   Vice President, Corporate Counsel and Secretary

                          INSTRUCTIONS AS TO EXHIBITS

       Subject to rule T-7A-29, [17 CFR 260.7a-29] permitting incorporation of exhibits by reference, the following exhibits shall be filed as a part of the application for qualification:

       Exhibit T3A.   Amended and Restated Certificate of Incorporation of the
applicant (incorporated herein by reference to the (a) Registration Statement on Form S-1 filed by the applicant, as amended (File No. 333-12443) and (b) Registration Statement on Form S-1 filed by the Company, as amended (File No. 333-68995).

       Exhibit T3B.   Amended and Restated Bylaws of the applicant (incorporated herein by reference to the Registration Statement on Form S-1 filed by the applicant, as amended (File No. 333-12443).

       Exhibit T3C.   A copy of the indenture to be qualified, governing the
Exchange Notes.

       Exhibit T3D.   Not Applicable.

       Exhibit T3E.   Copies of the following written communications which are
to be sent or given to security holders in connection with the issuance or distribution of the indenture securities are attached:

         1) Private Placement Memorandum
         2) Form of consent to amendment of indenture governing the Subordinated Notes.
         3) Form of Letter of Transmittal
         4) Form of Book-Entry Instructions
         5) Form of Notice of Guaranteed Delivery

       Exhibit T3F.   A cross reference sheet showing the location in the
indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Act [As added by Release No. 39-170, May 7, 1962]. Filed as part of the indenture attached hereto as Exhibit T3C.

       Exhibit T3G.   A copy of the statement of eligibility and qualification
of the trustee on Form T-1*.

* previously filed.

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